UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

         [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB

         For Period Ended: December 31, 1996    SEC FILE NUMBER I-9418
                           -----------------    CUSIP NUMBER 232456103

         [ ] Transition Report on Form 10-KSB
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-QSB
         [ ] Transition Report on Form N-SAR For Transition Period Ended:
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: Entire Form 10-KSB

Part I - Registrant Information

         Full Name of Registrant           CyberAmerica Corporation

         Former Name if Applicable          N/A

         Address of Principal Executive Office:
                  268 West 400 South, Suite 300
                  Salt Lake City, Utah  84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report,  semi-annual report, transition report on From 10-K,  Form 2-F, 11-F, or From N-SAR,  or portion thereof will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the  subject  quarterly  report or transition  report on From 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and
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          (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

                  During the forth fiscal quarter of 1996, the Company received a notice of resignation from its chief financial officer and primary accountant. This event resulted in changes in changes with respect to the personnel and policies of the Company's accounting department. These changes delayed the completion of the Company's audit and could not have been avoided by the Company without unreasonable effort or expense. The Company also reduced its staff from approximately 75 individuals to approximately 35 individuals in an effort to reduce expenses and improve its financial condition. This significant reduction in the number of employees, including substantial changes to the Company's accounting department, further delayed the preparation of the year-end financial statements.

Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

                  Richard Surber            President           (801) 575-8073
                  ----------------         ------------      -------------------
                      (Name)                  (Title)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                         (X ) Yes  (  )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          (X ) Yes  (  ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

                  The Company is projecting that it will record a net loss of approximately $1,800,000 for the fiscal year ended December 31, 1996 as compared to a net loss of $418,729 of the previous year. The main factor contributing to this change is the increase in general and administrative expenses incurred by the Company during the last half of fiscal 1996. This increase is largely attributable to the Company's purchase of equipment and software used in the Company's development of its Internet services division. The Company also incurred higher salary expenses during 1996 resulting from a significant increase in the number of its employees.
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                            CyberAmerica Corporation
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     March 31, 1997            By: /s/ Richard Surber
-----------------------------       ------------------------
                                    Name:  Richard Surber
                                    Title:    President